Exhibit 99.5

INDEPENDENT AUDITORS’ REPORT

To the Minister of Finance of Québec:

REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of Hydro-Québec, which comprise the consolidated balance sheets as at December 31, 2013 and 2012, and the consolidated statements of operations, retained earnings, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2013, and the notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of Hydro-Québec as at December 31, 2013 and 2012, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2013, in accordance with Canadian generally accepted accounting principles.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

As required by the Auditor General Act (CQLR, c. V-5.01), we report that, in our opinion, for the year ended December 31, 2013, these principles have been applied on a basis consistent with that of the preceding year.

/s/ KPMG LLP[1]	/s/ Ernst & Young LLP[2]	/s/ Michel Samson, CPA auditor, CA
Acting Auditor General of Québec

Montréal, Québec

February 21, 2014

1.	CPA auditor, CA, public accountancy permit No. A120220

2.	CPA auditor, CA, public accountancy permit No. A109499

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31 In millions of Canadian dollars	Notes	2013	2012	2011
Revenue	3	12,881	12,136	12,250
Expenditure
Operations		2,450	2,364	2,415
Electricity and fuel purchases		1,568	1,183	1,154
Depreciation and amortization	4	2,492	2,415	2,603
Taxes	5	1,000	997	864
		7,510	6,959	7,036
Operating result		5,371	5,177	5,214
Financial expenses	6	2,433	2,441	2,528
Result from continuing operations		2,938	2,736	2,686
Result from discontinued operations	7	4	(1,876)	(75)
Net result		2,942	860	2,611

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended December 31 In millions of Canadian dollars	Note	2013	2012	2011
Balance, beginning of year		14,833	14,618	13,965
Net result		2,942	860	2,611
		17,775	15,478	16,576
Dividend	18	2,207	645	1,958
Balance, end of year		15,568	14,833	14,618

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As at December 31 In millions of Canadian dollars	Notes	2013	2012
ASSETS
Current assets
Cash and cash equivalents	16	1,695	2,183
Short-term investments		1,689	609
Accounts receivable and other receivables	16	2,177	1,911
Derivative instruments	16	883	1,052
Regulatory assets	2	1	16
Materials, fuel and supplies		194	178
		6,639	5,949
Property, plant and equipment	8	59,077	57,174
Intangible assets	9	2,323	2,241
Investments	10	146	134
Derivative instruments	16	659	1,269
Regulatory assets	2	8	10
Other assets	11	4,258	3,731
		73,110	70,508
LIABILITIES
Current liabilities
Borrowings		23	19
Accounts payable and accrued liabilities		2,229	2,069
Dividend payable	18	2,207	645
Accrued interest		890	835
Asset retirement obligations	12	118	178
Derivative instruments	16	576	663
Current portion of long-term debt	13	1,157	694
		7,200	5,103
Long-term debt	13	43,067	42,555
Asset retirement obligations	12	834	774
Derivative instruments	16	1,295	1,816
Other liabilities	14	1,067	1,003
Perpetual debt	15	253	275
		53,716	51,526
EQUITY	18
Share capital		4,374	4,374
Retained earnings		15,568	14,833
Accumulated other comprehensive income		(548)	(225)
		15,020	14,608
		19,394	18,982
		73,110	70,508
Commitments and contingencies	22

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Jacques Leblanc	/s/ Pierre Karl Péladeau
Chair of the Audit Committee	Chairman of the Board

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 In millions of Canadian dollars	Notes	2013	2012	2011
Operating activities
Net result		2,942	860	2,611
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	2,492	2,429	2,623
Amortization of premiums, discounts and issue expenses related to debt securities		148	286	148
Write-off of property, plant and equipment under construction	7	—	990	—
Impairment of nuclear generating station assets	7	—	827	—
Other		10	11	90
Change in non-cash working capital items	20	(131)	(200)	187
Net change in accrued benefit assets and liabilities	21	(444)	(435)	(498)
		5,017	4,768	5,161
Investing activities
Additions to property, plant and equipment		(4,055)	(3,673)	(3,508)
Additions to intangible assets		(280)	(259)	(306)
Net (acquisition) disposal of short-term investments		(1,067)	506	129
Other		16	105	2
		(5,386)	(3,321)	(3,683)
Financing activities
Issuance of long-term debt		2,176	2,327	4,574
Repayment of long-term debt		(2,083)	(1,245)	(2,910)
Cash receipts arising from credit risk management	16	5,016	5,320	3,898
Cash payments arising from credit risk management	16	(4,726)	(4,962)	(3,933)
Net change in borrowings		1	(38)	31
Dividend paid		(645)	(1,958)	(1,886)
Other		134	(83)	41
		(127)	(639)	(185)
Foreign currency effect on cash and cash equivalents		8	(2)	4
Net change in cash and cash equivalents		(488)	806	1,297
Cash and cash equivalents, beginning of year		2,183	1,377	80
Cash and cash equivalents, end of year		1,695	2,183	1,377
Supplementary cash flow information	20

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31 In millions of Canadian dollars	2013	2012	2011
Net result	2,942	860	2,611
Other comprehensive income
Change in deferred (losses) gains on items designated as cash flow hedges	(218)	192	(113)
Reclassification to operations of deferred gains on items designated as cash flow hedges	(105)	(259)	(272)
	(323)	(67)	(385)
Comprehensive income	2,619	793	2,226

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013, 2012 and 2011

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Under the provisions of the Hydro-Québec Act, Hydro-Québec is mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. Hydro-Québec is required, in particular, to supply a base volume of up to 165 TWh a year of heritage pool electricity for the Québec market, as set out in the Act respecting the Régie de l’énergie. As a government corporation, Hydro-Québec is exempt from paying income taxes in Canada.

Note 1                                                            Significant Accounting Policies

The Canadian Accounting Standards Board has authorized rate-regulated entities to defer the adoption of International Financial Reporting Standards (IFRS) until January 1, 2015. Since Hydro-Québec was entitled to exercise this deferral right, it opted to prepare its 2013, 2012 and 2011 consolidated financial statements in accordance with Canadian generally accepted accounting principles as set forth in Part V of the CPA Canada Handbook, “Pre-Changeover Accounting Standards” (Canadian GAAP).

Hydro-Québec’s consolidated financial statements also reflect the decisions of the Régie de l’énergie (the Régie). These decisions may affect the timing of the recognition of certain transactions in the consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process.

REGULATION

The Act respecting the Régie de l’énergie grants the Régie exclusive authority to determine or modify the rates and conditions under which electricity is transmitted and distributed by Hydro-Québec. Hydro-Québec’s electricity transmission and distribution activities in Québec are therefore regulated. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. Moreover, the Act stipulates that rates are determined on a basis that allows for recovery of the cost of service plus a reasonable return on the rate base.

The Régie and Hydro-Québec are both part of the Québec government reporting entity. However, the Régie is an independent, quasi-judicial economic regulatory agency accountable to the National Assembly of Québec through the Minister of Natural Resources.

In decision D-2012-021, the Régie authorized changes to certain accounting policies applied by the Transmission Provider and the Distributor for rate-setting purposes, effective in 2012, in order to ensure their conformity with IFRS. These changes concern the recognition of asset retirement obligations according to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, and the recognition of employee benefits according to IAS 19, Employee Benefits. In addition, the net amount of accrued benefit assets and liabilities is no longer included in the rate base. In decision D-2013-037, the Régie authorized the application of IAS 19R, Employee Benefits, for the Distributor’s rate-setting purposes, effective in 2013.

Transmission

In decision D-2013-090, the Régie stated that it would process the Transmission Provider’s 2013 and 2014 rate cases concurrently. In decision D-2012-164, it indicated that Hydro-Québec’s power transmission rates approved for 2012 would be provisionally maintained for 2013. These rates were determined in decision D-2012-066 and became effective on January 1, 2012. Hydro-Québec’s power transmission rates for 2011 were determined in Régie decisions D-2011-061 and became effective on January 1, 2011. The authorized return on the rate base was set at 6.84% in 2013 and in 2012, and at 7.21% in 2011, assuming a capitalization with 30% equity.

Distribution

Hydro-Québec’s electricity rates were determined in decisions D-2013-043, D-2012-035 and D-2011-036, in which the Régie authorized, respectively, an across-the board rate increase of 2.41%, effective April 1, 2013, and an across-the board rate reduction of 0.45% and 0.41%, effective April 1, 2012 and April 1, 2011, respectively. The authorized return on the rate base was set at 6.38% in 2013, 6.80% in 2012 and 7.26% in 2011, assuming a capitalization with 35% equity.

Note 1                                                            Significant Accounting Policies (continued)

SCOPE OF CONSOLIDATION

The consolidated financial statements include the accounts of Hydro-Québec, its subsidiaries and its joint ventures as well as those of variable interest entities where Hydro-Québec is the primary beneficiary. Interests in joint ventures are accounted for using the proportionate consolidation method.

USE OF ESTIMATES

The preparation of financial statements in accordance with Canadian GAAP requires that Management make estimates and assumptions that affect the amounts recognized as assets and liabilities, the disclosures regarding contingent assets and liabilities at the date of the consolidated financial statements and the amounts recognized as revenue and expenditure for the years at issue. The estimates relate, among other things, to revenue, which includes estimated amounts for electricity delivered but not billed; the useful life of property, plant and equipment and intangible assets for calculating the depreciation and amortization expense; cash flows; the expected timing of payments; and the discount rates used to determine asset retirement obligations and employee future benefits. These rates are based on actuarial and economic assumptions. Actual results could differ from those estimates and such differences could be significant.

REVENUE

Hydro-Québec supplies the Québec market with electricity and also sells power on wholesale markets in Canada and the United States. In addition, it is active in arbitraging transactions. Revenue from electricity sales and arbitraging transactions is recognized on delivery. Arbitraging transactions are recognized net of related electricity purchases.

Revenue also includes certain amounts that Hydro-Québec is entitled to receive from customers or is required to pay to them in the future. These amounts relate, among other things, to the supply of electricity in excess of the heritage pool, to transmission services and to climate conditions. These items give rise to financial assets and liabilities that are reported in Accounts receivable and other receivables and Other assets or in Accounts payable and accrued liabilities and Other liabilities, based on their maturities, which range from one to five years.

Other revenue is recognized on delivery of the goods or services.

FOREIGN CURRENCY TRANSLATION

Self-sustaining foreign operations

The financial statements of foreign operations that are self-sustaining in terms of financial and operational management are translated according to the current rate method using the foreign operations’ currency as the measuring unit. Under this method, assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, and revenue and expenditure are translated at the average exchange rate in effect during the period. The exchange gains or losses resulting from the translation of the financial statements of these foreign operations are presented in Accumulated other comprehensive income under Equity on the balance sheet.

Integrated foreign operations and foreign currency transactions

In the case of foreign operations that are integrated in terms of financial and operational management, as well as foreign currency transactions, accounts stated in foreign currencies are translated according to the temporal method. Under this method, monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, and non-monetary items are translated at the historical exchange rate. Revenue and expenditure arising from foreign currency transactions are translated into Canadian dollars at the exchange rate in effect at the transaction date. The exchange gains or losses resulting from the translation of monetary items are included in operations, unless they relate to hedging items for future sales in U.S. dollars, in which case they are recognized in Other comprehensive income until the period in which such sales are made.

Note 1                                                            Significant Accounting Policies (continued)

FINANCIAL INSTRUMENTS

Financial instruments are measured at fair value on initial recognition. Their measurement in subsequent periods and the recognition of any changes in fair value depend on the category in which they are classified.

The following table presents the classification of financial instruments in the various categories:

Category	Financial Instruments
Financial assets and liabilities held for trading Designated Classified	Cash and cash equivalents Derivative instruments

Available-for-sale financial assets	Short-term investments

Loans and receivables	Accounts receivable and other receivables Government reimbursement for the 1998 ice storm, presented in Other assets Receivables presented in Other assets

Other financial liabilities	Borrowings Accounts payable and accrued liabilities Dividend payable Accrued interest Current portion of long-term debt Long-term debt Accounts payable presented in Other liabilities Perpetual debt

Financial assets and liabilities are offset when certain criteria are met. The net amount is therefore reported in the balance sheet when Hydro-Québec has a legally enforceable right to set off the recognized amounts and it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Financial assets and liabilities held for trading are recorded at fair value at the balance sheet date. Changes in fair value are recognized in operations for the period in which they occur, except in the case of derivative instruments designated as hedges in a cash flow hedging relationship.

Available-for-sale financial assets are recorded at fair value at the balance sheet date. Changes in fair value are recorded in Other comprehensive income until they are realized, at which time they are reclassified to operations. Interest on these assets, calculated using the effective interest method, is recognized in operations.

Loans and receivables, less any impairment losses, as well as other financial liabilities, are measured at amortized cost using the effective interest method. Amortized cost includes transaction costs, premiums and discounts, if applicable. Interest is recognized in operations.

Futures or forward contracts on non-financial items that can be settled on a net basis are recorded at the date of settlement if there is a probability of receipt or delivery in accordance with expected requirements.

As part of its integrated business risk management, Hydro-Québec uses various financial instruments to manage its market risk, consisting of currency risk, interest rate risk and risk resulting from fluctuating aluminum and energy prices. Hydro-Québec applies cash flow or fair value hedge accounting to eligible hedging relationships and formally documents these relationships. Among other things, this process involves associating derivative instruments with specific assets and liabilities on the balance sheet, or with probable anticipated transactions. Hydro-Québec also measures the effectiveness of hedging relationships initially and then monthly thereafter. In addition, for hedges of anticipated transactions, it regularly assesses the probability of the occurrence of those transactions designated as hedged items.

Note 1                                                            Significant Accounting Policies (continued)

In the case of a cash flow hedge, the effective portion of changes in the fair value of an instrument designated as a hedge is recognized under Other comprehensive income, while the ineffective portion is immediately recognized in operations, under the line item affected by the hedged item. Amounts included in Accumulated other comprehensive income are reclassified to operations, also under the line item affected by the hedged item, during the periods in which the hedged item affects operations. If a derivative instrument no longer satisfies hedging conditions or is sold or liquidated, or if Hydro-Québec terminates its designation as a hedging item, hedge accounting ceases to be applied on a prospective basis. Previously recognized gains and losses continue to be carried forward to be recognized in operations during the same periods as the hedged item. If the hedged item ceases to exist, the gains or losses carried forward are immediately reclassified to operations.

In the case of a fair value hedge, changes in the fair value of the derivative instrument, including those related to the ineffective portion of the hedge, are recognized in operations under the line item affected by the hedged item. Offsetting changes in the fair value of the hedged item attributable to the hedged risk are recognized as adjustments to this item’s carrying amount and are offset against operations.

In addition, an embedded derivative must be separated from its host contract and recognized at fair value on the balance sheet if certain conditions are met. Hydro-Québec has opted to apply this accounting treatment to all host contracts issued, acquired or substantively amended on or after January 1, 2003.

Hydro-Québec must classify the fair value measurements of financial instruments according to a three-level hierarchy, based on the type of inputs used in making these measurements:

•          Level 1:       Quoted prices on active markets for identical instruments;

•          Level 2:       Significant inputs and value drivers that are observable on markets; and

•          Level 3:       One or more significant inputs or value drivers that are not observable market data.

Cash, net of bank overdrafts, as well as cash equivalents, short-term investments and derivative instruments are recognized at fair value. Fair value is the amount of the consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Cash equivalents consist of investments with a maturity of three months or less from the date of acquisition. Investments with a maturity of more than three months are presented in Short-term investments.

Except for cash and measurements of exchange-traded derivative instruments, which are Level 1 measurements, fair value measurements for financial instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates or the forward rates or prices (foreign exchange rates, interest rates, and aluminum or energy prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

MATERIALS, FUEL AND SUPPLIES

Inventories of materials, fuel and supplies are valued at the lower of cost and net realizable value. Cost is determined by the weighted average cost method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost, which comprises materials, labor, other costs directly related to construction activities, and financial expenses capitalized during construction. Property, plant and equipment also include draft-design costs for projects whose technical feasibility has been demonstrated, whose profitability has been estimated, and for which Management deems that it will in all likelihood have the necessary resources for completion. The discounted value of retirement obligations related to property, plant and equipment as well as that of agreements with local communities meeting the definition of a liability are added to the carrying amount of the property, plant and equipment concerned. Moreover, contributions from third parties are applied against the cost of the related property, plant and equipment.

Financial expenses capitalized to property, plant and equipment under construction are determined using the average cost of Hydro-Québec’s long-term debt. When the property, plant and equipment under construction relate to regulated transmission and distribution activities, such financial expenses take return on equity into account. The portion that corresponds to return on equity is included in Revenue in consolidated operations.

Note 1                                                            Significant Accounting Policies (continued)

Property, plant and equipment are depreciated over their useful life, using the straight-line method, starting in the month following the date of commissioning. The depreciation periods for the principal categories of property, plant and equipment are as follows:

Hydraulic generation	40 to 120 years
Thermal generation	15 to 50 years
Transmission substations and lines	30 to 70 years
Distribution substations and lines	25 to 60 years
Other property, plant and equipment	5 to 50 years

When property, plant and equipment are retired, their cost, net of accumulated depreciation and salvage value, is recognized in operations for the year.

Maintenance and repair costs are recognized in operations when incurred.

INTANGIBLE ASSETS

Intangible assets are recorded at cost. Financial expenses are capitalized over the development period.

The costs related to the Energy Efficiency Plan (EEP), and internally developed computer software and development costs are capitalized when they meet capitalization criteria.

Intangible assets with an indefinite useful life are not amortized. These assets are tested for impairment annually or more frequently if events indicate a potential impairment loss. The excess of the carrying amount over the fair value is recognized in operations for the period in which the impairment is determined.

Intangible assets with a finite useful life, namely the EEP, software and licences, development costs and patents, are amortized over their useful life according to the straight-line method over the following periods:

EEP	10 years
Software and licences	3 to 10 years
Development costs	5 years
Patents	20 years

IMPAIRMENT OF LONG-LIVED ASSETS

Hydro-Québec reviews the carrying amount of its property, plant and equipment and its amortizable intangible assets whenever events or changes in circumstances indicate that the expected undiscounted net cash flows could be lower than the carrying amount of the property and assets. An impairment loss corresponding to the amount by which the carrying amount exceeds fair value is recognized, if applicable.

INVESTMENTS

Investments in companies over which Hydro-Québec can exercise significant influence are accounted for on an equity basis. These investments are initially recognized at cost, and the carrying amount is increased or decreased by an amount equal to Hydro-Québec’s share of the changes in the investees’ net assets after the date of acquisition. Hydro-Québec’s share of the investees’ operations is recognized in the net result. Dividends received from the investees are applied against the carrying amount of the investment.

EMPLOYEE FUTURE BENEFITS

Hydro-Québec offers all its employees a contributory defined-benefit pension plan based on final pay, as well as other post-retirement and post-employment benefits.

The cost of pension benefits and other post-retirement benefits provided in exchange for current service is calculated according to the projected benefit method prorated on years of service. It is determined using a discount rate and is based on Management’s best estimates, in particular concerning the expected return on plan assets, salary escalation, the increase in health care costs, and employees’ retirement ages. Plan assets are measured at fair value at the balance sheet date.

Note 1                                                            Significant Accounting Policies (continued)

In order to establish the cost of benefits and its employee future benefit obligations, Hydro-Québec has adopted the following policies:

•          The discount rate is based on the average rate of the interest rate curve on the measurement date of high-quality Canadian corporate bonds and takes into account the expected cash flows associated with the accrued benefit obligations.

•          Past service costs arising from plan amendments and transitional balances relating to the pension plan and post-retirement benefits as at January 1, 1999, are amortized using the straight-line method over periods not exceeding active employees’ average remaining years of service, which was 12 years as at January 1, 2013, 2012 and 2011.

•          Amortization of actuarial gains or losses is recognized in operations for the year if the unamortized net actuarial gain or loss at the beginning of the year exceeds 10% of the value of the accrued benefit obligations or 10% of the market-related value of the plan assets, whichever is greater. The amortization corresponds to the excess divided by active employees’ average remaining years of service.

•          The expected return on pension plan assets is based on a market-related value determined by using a five-year moving average value for equity securities and by measuring other asset classes at fair value.

ASSET RETIREMENT OBLIGATIONS

Hydro-Québec accounts for asset retirement obligations in the period in which the legal obligations with respect thereto arise, provided that a reasonable estimate of their fair value can be made. The corresponding costs of asset retirement are added to the carrying amount of the related long-lived asset and are amortized over its useful life. In subsequent financial years, any change due to the passage of time is recognized in operating expenses for the current year (accretion expense) and the corresponding amount is added to the carrying amount of the liability. Changes resulting from revisions to the timing or the amount of the undiscounted cash flows are recognized as an increase or decrease in the carrying amount of the liability arising from asset retirement obligations, and the corresponding amount is added to the carrying amount of the related asset or deducted up to a maximum of its carrying amount, with any excess then being recognized in operations. When the asset reaches the end of its useful life, any change is immediately recognized in operations. During the final settlement of the asset retirement obligation concerned, the difference between the balance of the obligation and the actual cost incurred is recognized as a gain or a loss in operations.

The cash flows required to settle asset retirement obligations are estimated on the basis of studies that use various assumptions concerning the methods and timing to be adopted for the retirement. Hydro-Québec periodically reviews the measurement of these obligations in light of the underlying assumptions and estimates, potential technological advances, and changes in applicable standards, laws and regulations.

AGREEMENTS WITH LOCAL COMMUNITIES

Hydro-Québec has entered into various agreements with the local communities concerned by certain capital projects. The amounts under these agreements are recognized in Long-term debt if they fall within the definition of a liability, and the offsetting item is recognized in Property, plant and equipment. The recognized amounts are determined by discounting the future cash flows related to these agreements. The discount rate used is the interest rate on Hydro-Québec bonds at the initial recognition date. Subsequently, in the case of agreements with indexed cash flows, the cash flows are subject to an annual re-estimation that can result in a change in the discount rate.

RELATED PARTY TRANSACTIONS

In the normal course of business, Hydro-Québec enters into various business transactions, including electricity sales, with the Québec government and its agencies, as well as with other government corporations. These business transactions are measured at the exchange amount.

Note 2                                                            Effects of Rate Regulation on the Consolidated Financial Statements

The following information describes the impact on the consolidated financial statements of accounting policies and practices adopted by Hydro-Québec in accordance with the Régie’s decisions with respect to regulated activities.

REGULATORY ASSETS

Costs related to the de-icing system at Lévis substation

Certain costs related to the Lévis substation de-icing system, designed in the wake of the 1998 ice storm to secure the transmission lines supplying the greater Québec area, were recognized in a separate account. These costs have been amortized using the straight-line method starting from the date of commissioning of the de-icing system, over a period corresponding to the average remaining useful life of the assets enhanced by the system. Financial expenses arising from these costs were capitalized at the rate of return authorized by the Régie on the rate base until such time as they were included in the rate base and amortization began. This accounting practice was authorized by the Régie in decision D-2004-175, which relates to Hydro-Québec’s power transmission activities. Were these activities not regulated, the costs would have been recognized in operations for the year in which they were incurred, and the net result for 2013, 2012 and 2011 would have been $1 million higher.

Costs related to projects of more than $10 million pending approval

Costs related to projects of more than $10 million that were included in a rate application, but that are pending approval at the time the decision on the rate application is handed down, are recognized in a separate account until the projects are approved by the Régie and amortized over the subsequent financial year. Financial expenses arising from these costs are capitalized at the rate of return authorized by the Régie on the rate base until such time as amortization begins. This accounting practice was authorized by the Régie in decision D-2012-024, which relates to Hydro-Québec’s power distribution activities. Were these activities not regulated, the costs would be recognized in operations for the year in which they are incurred, and the net result for 2013 would have been $14 million higher ($10 million lower in 2012 and nil in 2011).

REGULATORY ASSETS

	Expected years of amortization	2013	2012
Costs related to the de-icing system at Lévis substation	2014-2047	8	9
Costs related to projects of more than $10 million pending approval	—	—	14
Other	2014	1	3
		9	26
Current portion		1	16
		8	10

Note 2                                                            Effects of Rate Regulation on the Consolidated Financial Statements (continued)

Risks and uncertainties

The risks and uncertainties related to the above regulatory assets are subject to periodic monitoring and assessment. Once Hydro-Québec considers that it is no longer likely that the net carrying amount of a regulatory asset will be taken into account in setting future rates, this amount is recognized in operations for the year in which the conclusion is reached.

OTHER REGULATORY PRACTICES

Under Régie decisions D-2002-95 and D-2003-93, the compensation granted by the Québec government for the 1998 ice storm was applied against the cost of newly constructed property, plant and equipment; it is amortized over the remaining life of the retired assets, with the exception of the portion equivalent to the unamortized cost of these assets, which is amortized over 10 years. The straight-line method is used in both cases. Were these activities not regulated, the compensation would be amortized over the useful life of the newly constructed property, plant and equipment.

In decisions D-2002-95 and D-2004-47, the Régie prescribed capitalizing financial expenses to property, plant and equipment under construction and intangible assets under development related to regulated activities, according to the authorized rates of return on the rate bases. These rates, which are set using methods approved by the Régie, take into account a component associated with the cost of the debt and a component associated with the return on equity. Were these activities not regulated, financial expenses would be capitalized using the average cost of Hydro-Québec’s long-term debt.

Under Régie decisions D-2002-95 and D-2003-93, the cost of dismantling assets that were retired and replaced, net of the salvage value, is added to the cost of newly constructed assets. Under Régie decision D-2011-039, which relates to Hydro-Québec’s power transmission activities, the costs of restoring sites associated with replaced assets are also added to the cost of newly constructed assets. Were these activities not regulated, the related costs would be charged to operations in the year in which they are incurred.

Under Régie decisions D-2006-76 and D-2006-76R, contributions received for relocation or modification projects relating to certain transmission grid assets are recognized in a separate account and applied against property, plant and equipment. These contributions are amortized over the average useful life of assets for each project, using the straight-line method. Were these activities not regulated, the contributions would be amortized over the useful life of each item of property, plant and equipment concerned.

Under Régie decisions D-2002-25, D-2002-288, D-2003-93 and D-2006-56, advertising and promotional costs, entertainment expenses, training costs and other EEP general expenses incurred until December 31, 2011, were recognized in the costs related to this intangible asset and will be amortized over 10 years on a straight-line basis. Were these activities not regulated, the costs and expenses would have been recognized in operations for the year in which they were incurred. As of January 1, 2012, under Régie decision D-2012-021, these costs are recognized in operations for the year in which they are incurred.

Under Régie decision D-2011-058, certain costs incurred for completion of the customer systems optimization project that had not been taken into account in setting rates and had been recognized in a separate account were amortized in 2012. Financial expenses arising from these costs were capitalized at the rate of return authorized by the Régie on the rate base until such time as amortization began. Were these activities not regulated, the costs would have been recognized in operations for the year in which they were incurred, and the net result would have been $10 million higher in 2012 ($7 million lower in 2011).

Finally, the legal and regulatory context in which Hydro-Québec operates gives it the right to receive from its customers or the obligation to pay to them, as the case may be, the amounts corresponding to any variance between the actual amount of certain specific items and the amount provided in rate cases for these items. These items therefore give rise to financial assets or liabilities. They include the supply of electricity in excess of the heritage pool (decisions D-2005-34, D-2005-132, D-2006-34, D-2007-12 and D-2008-024), fuel purchases (decision D-2009-016), native-load transmission service (decisions D-2003-93, D-2006-34, D-2007-12 and D-2008-024), climate conditions (decisions D-2006-34 and D-2009-016), point-to-point transmission service (decisions D-2007-08 and D-2008-019), pension costs (decisions D-2011-028, D-2011-039, D-2012-024 and D-2012-059), costs of major outages (decisions D-2009-016 and D-2013-037) and the expense related to the activities of the Bureau de l’efficacité et de l’innovation énergétiques (decision D-2013-037).

Note 3                                                            Revenue

	2013	2012	2011
Electricity sales	12,610	11,636	11,972
Other	271	500	278
	12,881	12,136	12,250

Note 4                                                            Depreciation and Amortization

	2013	2012		2011
Property, plant and equipment[a]	2,067	2,047		2,279
Intangible assets	274	241		212
Regulatory assets	17	19		9
Retirement of capital assets	134	108		103
	2,492	2,415	[b]	2,603	[b]

a)             The revision of the useful life of property, plant and equipment in 2013 and in 2011 did not have a major impact on the depreciation expense for the year. In 2012, the revision of the useful life of property, plant and equipment resulted in a $181-million decrease in the depreciation expense. As part of this revision, the maximum depreciation period for some hydraulic generation assets increased from 100 to 120 years, while the maximum period for certain transmission line and substation assets increased from 50 to 70 years, and for certain distribution line and substation assets, from 40 to 60 years.

b)             The depreciation and amortization expense presented in the 2012 consolidated statement of cash flows includes $14 million for assets related to discontinued operations ($20 million in 2011).

Note 5                                                            Taxes

	2013	2012	2011
Water-power royalties[a]	674	621	598
Public utilities tax[b]	245	252	244
Municipal, school and other taxes[c]	81	124	22
	1,000	997	864

a)             Water-power royalties payable to the Québec government totaled $669 million in 2013 ($617 million in 2012 and $593 million in 2011), including a balance due of $52 million as at December 31, 2013 ($23 million as at December 31, 2012 and $83 million as at December 31, 2011).

b)             The public utilities tax is paid to the Québec government.

c)              Including $30 million payable to the Québec government under the Act respecting Energy Efficiency and Innovation in 2013 ($37 million in 2012 and nil in 2011). No amount was recorded under the Act to establish the Northern Development Fund in 2013 ($49 million in 2012 and nil in 2011).

Note 6                                                            Financial Expenses

	2013	2012	2011
Interest on debt securities	2,585	2,576	2,662
Net exchange (gain) loss	(21)	2	(5)
Guarantee fees related to debt securities[a]	200	197	188
	2,764	2,775	2,845
Less
Capitalized financial expenses	302	306	300
Net investment income	29	28	17
	331	334	317
	2,433	2,441	2,528

a)             Guarantee fees related to debt securities are paid to the Québec government.

Note 7                                                            Discontinued Operations

In September 2012, the decision was made to abandon the project to refurbish Gentilly-2 nuclear generating station and to terminate all nuclear power operations. The facility continued to generate electricity until the end of 2012, in accordance with the terms and conditions of its operating licence, after which time Hydro-Québec started to prepare it for dormancy with a view to dismantling it around the year 2060.

Gentilly-2 generating station’s operating result is presented under Discontinued operations in the consolidated statements of operations. For segmented information purposes, the discontinued operations are classified under Generation and Transmission.

The abandonment of the refurbishment project led to the write-off of the property, plant and equipment under construction for this project, for a total amount of $990 million.

Since the refurbishment project was abandoned, Hydro-Québec also had to test all of its nuclear generation assets for impairment. The carrying amount of these assets, including the increase in the asset retirement obligations related to the facility’s dismantling, was compared to their fair value, which was determined using the discounted cash flow method. An impairment charge of $827 million was recognized, reducing the carrying amount of nuclear generation assets to zero.

The following table provides a breakdown of the result from discontinued operations:

	2013	2012	2011
Operating result
Revenue	—	144	147
Expenditure	(4)	203	222
	4	(59)	(75)
Write-off of property, plant and equipment under construction	—	(990)	—
Impairment of nuclear generating station assets
Property, plant and equipment	—	(795)[a]	—
Materials, fuel and supplies	—	(32)	—
	—	(827)	—
	4	(1 876)	(75)

a)             Including a $365-million increase in the asset retirement obligations related to the facility’s dismantling.

Note 8                                                            Property, Plant and Equipment

	2013
	In service	Accumulated depreciation	Under construction	Net carrying amount
Generation
Hydraulic	41,782	15,509	3,614	29,887
Thermal	708	679	—	29
Other	737	447	11	301
	43,227	16,635	3,625	30,217
Transmission
Substations and lines	26,304	9,917	1,702	18,089
Other	2,330	1,340	101	1,091
	28,634	11,257	1,803	19,180
Distribution
Substations and lines	13,111	5,701	370	7,780
Other	2,977	1,672	135	1,440
	16,088	7,373	505	9,220
Construction	32	18	—	14
Corporate and Other Activities	1,135	774	85	446
	89,116	36,057	6,018	59,077

	2012
	In service	Accumulated depreciation	Under construction	Net carrying amount
Generation
Hydraulic	40,306	14,850	3,753	29,209
Thermal	784	737	—	47
Nuclear[a]	2,329	2,329	—	—
Other[a]	775	478	20	317
	44,194	18,394	3,773	29,573
Transmission
Substations and lines[a]	25,177	9,322	1,215	17,070
Other[a]	2,273	1,313	105	1,065
	27,450	10,635	1,320	18,135
Distribution
Substations and lines	12,659	5,382	358	7,635
Other	2,862	1,662	168	1,368
	15,521	7,044	526	9,003
Construction	30	18	1	13
Corporate and Other Activities	1,113	738	75	450
	88,308	36,829	5,695	57,174

a)             In 2012, the abandonment of nuclear power operations led to the recognition of an impairment charge of $795 million for property, plant and equipment in service and to a write-off of $990 million for property, plant and equipment under construction, as indicated in Note 7, Discontinued Operations.

Note 9                                                            Intangible Assets

	2013			2012
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
Intangible assets
Subject to amortization
EEP	1,662	696	966	1,548	555	993
Software and licences	1,645	1,014	631	1,495	949	546
Development costs	58	28	30	52	28	24
Patents	24	11	13	23	9	14
	3,389	1,749	1,640	3,118	1,541	1,577
Not subject to amortization
Servitudes			396			382
Rights			287			282
			683			664
			2,323			2,241

The additions of internally generated intangible assets subject to amortization totaled $277 million in 2013 ($261 million in 2012 and $308 million in 2011).

Note 10                                                     Investments

	2013	2012
At equity
Churchill Falls (Labrador) Corporation Limited	125	115
CITEQ inc.	(5)	(5)
	120	110
Other	26	24
	146	134

Note 11                                                     Other Assets

	Note	2013	2012
Accrued benefit assets	21	3,886	3,380
Government reimbursement for the 1998 ice storm[a]		66	59
Receivables[b]		281	265
Other		25	27
		4,258	3,731

a)             In accordance with the terms and conditions in effect since January 1, 2013, the full amount of the reimbursement will be paid no later than October 15, 2019, and interest calculated at the Bankers’ Acceptance Rate for a 12-month term will be paid on an annual basis. In 2012, the full amount of the reimbursement was payable in quarterly installments of $3 million, including interest at an annual rate of 7.2%. No current portion is presented as at December 31, 2013 ($9 million as at December 31, 2012, presented under Accounts receivable and other receivables). The fair value of this financial asset, including the current portion, was $66 million as at December 31, 2013 ($81 million as at December 31, 2012).

b)             Including assets of $281 million related to variances between the actual amount of certain specific items and the amount provided in rate cases for these items ($262 million as at December 31, 2012). Financial expenses related to these assets are capitalized at the rate of return authorized by the Régie, such that their carrying amount approximates their fair value. They are recovered over a one- to five-year period.

Note 12                                                     Asset Retirement Obligations

Liabilities arising from asset retirement obligations relate to the costs of dismantling Gentilly-2 nuclear generating station, the removal of spent nuclear fuel resulting from its operation, and the dismantling of thermal generating stations and certain fuel tanks and transmission substations. In 2012, following the abandonment of the project to refurbish Gentilly-2 generating station, the key assumptions underlying the calculation parameters and the estimated amount of the obligations related to the dismantling of the facility at the end of its useful life were reviewed. The main impact of this review was to advance the start of work by 27 years.

The aggregate carrying amount of asset retirement obligations is as follows:

	2013
	Dismantling of nuclear generating station[a]	Removal of spent nuclear fuel[a]	Dismantling of other assets	Total
Balance, beginning of year	588	229	135	952
Liabilities incurred	—	—	50	50
Accretion expense	33	20	6	59
Liabilities settled	(92)	(1)	(17)	(110)
Revision of estimated cash flows and expected timing of payments	—	—	1	1
Balance, end of year	529	248	175	952
Less
Current portion	93	4	21	118
	436	244	154	834

	2012
	Dismantling of nuclear generating station[a]	Removal of spent nuclear fuel[a]	Dismantling of other assets	Total
Balance, beginning of year	208	201	131	540
Liabilities incurred	—	12	—	12
Accretion expense	15	18	4	37
Liabilities settled	—	(2)	(5)	(7)
Revision of estimated cash flows and expected timing of payments	365	—	5	370
Balance, end of year	588	229	135	952
Less
Current portion	122	3	53	178
	466	226	82	774

a)             The Québec government has provided an irrevocable financial guarantee of up to $685 million to the Canadian Nuclear Safety Commission for the performance of Hydro-Québec’s obligations with regard to the cost of dismantling Gentilly-2 generating station and the removal of spent nuclear fuel.

Note 12                                                     Asset Retirement Obligations (continued)

The carrying amount of the asset retirement obligations is based on the following key assumptions:

	Dismantling of nuclear generating station	Removal of spent nuclear fuel	Dismantling of other assets
Estimated cash flows (in constant dollars) required to settle the obligations[a]
As at December 31, 2013	1,232	677	213
As at December 31, 2012	1,192	663	172
Expected timing of payment of the cash flows required to settle the obligations
As at December 31, 2013	Between 2014 and 2066	Between 2014 and 2164	Between 2014 and 2092
As at December 31, 2012	Between 2013 and 2062	Between 2013 and 2164	Between 2013 and 2092
Credit quality-adjusted, risk-free rate (%)
Initial recognition of obligations	6.4	6.4	Between 1.0 and 6.4
Subsequent recognition of obligations	Between 4.3 and 5.7	Between 3.6 and 5.7	Between 1.1 and 4.4

a)             Inflation rates varying between 1.9% and 3.7% were used to determine the asset retirement obligations.

HYDRO-QUÉBEC TRUST FOR MANAGEMENT OF NUCLEAR FUEL WASTE

Under the Nuclear Fuel Waste Act (NFWA), which came into force in 2002, the owners of nuclear fuel waste in Canada were required to set up a management organization, the Nuclear Waste Management Organization, and each of them was required to establish a trust fund to finance the cost of long-term management of its nuclear fuel waste.

In April 2009, the Government of Canada approved a formula for financing the costs of the approach adopted for long-term nuclear fuel waste management. The amounts deposited in the trust funds can only be used to finance the implementation of this approach.

Hydro-Québec has made all the payments required under the NFWA. As at December 31, 2013, the investments held in the Hydro-Québec trust fund were composed of Hydro-Québec securities, the fair value of which totaled $117 million ($112 million as at December 31, 2012).

The Hydro-Québec Trust for Management of Nuclear Fuel Waste is considered a variable interest entity of which Hydro-Québec is the primary beneficiary.

Note 13                                                     Long-Term Debt

Long-term debt is mainly composed of bonds, medium-term notes and other debts, including liabilities under agreements entered into with local communities. The following table presents a breakdown of the debt at amortized cost, including the current portion, by currency at the time of issue and at the time of repayment. Currency swaps and forward contracts traded for currency risk management purposes related to long-term debt were taken into account in determining the percentages of debt by currency at the time of repayment.

	2013				2012
			At time	At time of			At time	At time of
			of issue	repayment			of issue	repayment
		At closing				At closing
	In	exchange			In	exchange
	Canadian	rates as at			Canadian	rates as at
	dollars	the			dollars	the
	and other	balance			and other	balance
	currencies	sheet date	%	%	currencies	sheet date	%	%
Hydro-Québec’s debt
Canadian dollars[a]	35,058	35,058	80	100	33,681	33,681	79	99
U.S. dollars	8,091	8,601	19	—	8,757	8,705	20	1	[b]
Other currencies
Euros	60	88	—	—	60	79	—	—
Pounds sterling	199	352	1	—	199	322	1	—
Yen	1,000	10	—	—	1,000	11	—	—
		44,109				42,798
Subsidiaries’ debt
U.S. dollars	10	11	—	—	14	14	—	—
		44,120	100	100		42,812	100	100
Plus
Adjustment for fair-value hedged risk		104				437
		44,224				43,249
Less
Current portion		1,157				694
		43,067				42,555

a)             Including non-interest-bearing debts other than bonds and medium-term notes for a discounted amount of $1,123 million as at December 31, 2013 ($1,113 million as at December 31, 2012).

b)             100% of which were designated as hedges for U.S.-dollar sales.

Note 13                                                     Long-Term Debt (continued)

INTEREST RATES

The following table shows interest rates, which take into account stated interest rates on bonds and medium-term notes, including premiums, discounts and issue expenses, as well as the effect of swaps traded for currency risk and interest rate risk management purposes related to long-term debt:

%	2013				2012
Maturity	Canadian dollars	U.S. dollars	Other currencies	Weighted average	Weighted average
1 to 5 years	2.26	1.47	9.20	2.28	2.65
6 to 10 years	10.06	9.09	—	9.76	9.66
11 to 15 years	7.50	8.27	—	8.27	8.30
16 to 20 years	3.70	9.84	—	7.55	7.52
21 to 25 years	5.62	—	—	5.62	5.62
26 to 30 years	5.11	—	—	5.11	5.11
31 to 35 years	4.89	—	—	4.89	4.89
36 to 40 years	4.31	—	—	4.31	4.35
41 to 45 years	—	—	—	—	—
46 to 50 years	6.53	—	—	6.53	6.53
51 to 55 years	—	—	—	—	—

Weighted average	5.10	8.47	9.20	5.44	5.54

As at December 31, 2013, the floating-rate portion of long-term debt amounted to 9.8%, or 10.4% including perpetual debt (9.0%, or 9.6% including perpetual debt, as at December 31, 2012).

FAIR VALUE

As at December 31, 2013, the fair value of the long-term debt, including the current portion, amounted to $54,556 million ($58,894 million as at December 31, 2012). Including swaps and forward contracts traded for currency risk and interest rate risk management purposes related to long-term debt, it totaled $55,027 million ($59,471 million as at December 31, 2012). Fair value is obtained by discounting future cash flows, and is calculated on the basis of forward interest rates derived from interest rates at the balance sheet date for similar instruments traded on capital markets. Changes in fair value reflect sensitivity to capital market interest rates. However, Management’s primary intention is to hold these debt securities until maturity.

CREDIT FACILITY AND LINES OF CREDIT

Hydro-Québec has an undrawn credit facility of US$2,000 million ($2,127 million), including a US$750-million ($798 million) swing loan, which will expire in 2018. Any debt securities will bear interest at a rate based on the London Interbank Offered Rate (LIBOR), except for the swing loan, which is at the U.S. base rate. Hydro-Québec also has access to undrawn operating lines of credit totaling $434 million, which are renewed automatically in the absence of notice to the contrary and bear interest at the prime rate.

Note 14                                                     Other Liabilities

	Note	2013	2012
Accrued benefit liabilities	21	909	847
Accounts payable[a]		158	156
		1,067	1,003

a)             Including a balance of $20 million as at December 31, 2013 ($29 million as at December 31, 2012) payable to the Québec government under the Act to establish the Northern Development Fund. The current portion, presented under Accounts payable and accrued liabilities, totaled $10 million as at December 31, 2013 and 2012. These amounts will be paid in installments of $10 million per year from 2014 to 2016.

Note 15                                                     Perpetual Debt

Perpetual notes in the amount of $253 million (US$238 million) as at December 31, 2013, and of $275 million (US$276 million) as at December 31, 2012, bear interest at LIBOR, plus 0.0625%, as calculated semiannually. The notes are redeemable at Hydro-Québec’s option. In 2013, portions totaling $40 million (US$38 million) were repurchased on the secondary market and then canceled. In 2012, none of the notes were redeemed. Various derivative instruments are used to mitigate the currency risk associated with this debt.

As at December 31, 2013 and 2012, the rates applicable to the perpetual notes were 0.4% and 0.8%, respectively. As at December 31, 2013, the fair value of these notes was $214 million ($232 million as at December 31, 2012). Fair value is obtained by discounting future cash flows, and is calculated on the basis of forward interest rates derived from interest rates at the balance sheet date for similar instruments traded on capital markets.

Note 16                                                     Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are significantly reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with aluminum and energy prices. Active integrated management of these three types of risk aims to limit their impact on results through mitigation measures so that exposure to each risk is reduced to an acceptable level.

MANAGEMENT OF LONG-TERM RISK

Management of risk associated with sales in U.S. dollars

Currency risk — Hydro-Québec uses currency swaps and a portion of its U.S. dollar—denominated debt to manage currency risk associated with probable U.S.-dollar sales, designating them as cash flow hedges. The impact of these hedging transactions on results is recognized in Revenue.

Management of risk associated with debt

Currency risk and interest rate risk — Hydro-Québec uses currency swaps and forward contracts to manage the currency risk associated with long-term debt and perpetual debt, as well as forward contracts and interest-rate swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table shows the notional amounts of swaps and forward contracts used to manage risk associated with U.S.-dollar sales and with the debt, expressed in Canadian dollars and foreign currencies:

	2013[a]					2012[a]
Maturity	1 to 5 years	6 to 10 years	11 to 15 years	16 to 20 years	Total	Total
Swaps
Canadian dollars	223	(2,381)	(2,292)	(2,054)	(6,504)	(6,441)
U.S. dollars	(12)	2,030	1,950	1,750	5,718	5,806
Other currencies
Euros	61	—	—	—	61	61
Pounds sterling	200	—	—	—	200	200
Yen	1,000	—	—	—	1,000	1,000
Forward contracts
U.S. dollars	2,241	—	—	—	2,241	2,280

a)             Figures in parentheses represent amounts to be paid.

Note 16                                                     Financial Instruments (continued)

The following table shows the fair value of swaps and forward contracts used to manage risk associated with U.S.-dollar sales and with the debt, expressed in Canadian dollars:

	2013	2012
Derivative instruments designated as cash flow hedges for U.S.-dollar sales[a]	172	217
Derivative instruments designated as cash flow hedges for debt	(1,079)	(1,802)
Derivative instruments designated as fair value hedges for debt	190	507
	(717)	(1,078)
Derivative instruments not designated as hedges[b]	620	920
	(97)	(158)

a)           Apart from these derivative instruments, a portion of the long-term debt, with a nominal amount of US$88 million as at December 31, 2013 (US$351 million as at December 31, 2012), was also designated as a cash flow hedge for U.S.-dollar sales.

b)           These instruments were traded as part of Hydro-Québec’s risk management, and $419 million was in consideration of amounts received or disbursed with respect to credit risk mitigation agreements in 2013 ($708 million in 2012).

MANAGEMENT OF SHORT-TERM RISK

Currency risk — Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line item affected by the hedged item, namely Revenue, Electricity and fuel purchases, or Financial expenses. The nominal amount of open positions as at December 31, 2013, was US$509 million in sales contracts (US$12 million as at December 31, 2012).

Interest rate risk — Hydro-Québec uses forward rate agreements to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in Financial expenses.

Price risk — Hydro-Québec uses mainly swaps and commodity futures to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk of variability in energy and aluminum prices is recognized in the line item affected by the hedged item, namely Revenue or Electricity and fuel purchases. Hydro-Québec has traded electricity swaps for which open positions as at December 31, 2013, were 15.6 TWh (17.0 TWh as at December 31, 2012) and natural gas futures for which open positions as at December 31, 2013, totaled 4.1 million MMBtu (1.4 million MMBtu as at December 31, 2012). As at December 31, 2013, it had no open positions to hedge the risk of variability in aluminum prices (150,000 tonnes as at December 31, 2012).

The fair value of derivative instruments used to manage short-term financial risks, depending on whether or not they are designated as hedges, is shown in the table below:

	2013	2012
Derivative instruments designated as cash flow hedges	(230)	(18)
Derivative instruments not designated as hedges	(2)	18
	(232)[a,b]	—	[a]

a)           This amount includes financial instruments measured on the basis of quoted stock market prices (Level 1) of $1 million (nil in 2012).

b)           The amounts paid to clearing agents pursuant to margin calls related to the derivative instruments traded totaled $248 million as at December 31, 2013 ($11 million as at December 31, 2012). These amounts, which are subject to restrictions, are presented under Cash and cash equivalents.

Note 16                                                     Financial Instruments (continued)

EFFECT OF HEDGES

Effect of hedges on results

Effect of cash flow hedges

As at December 31, 2013, the net loss related to the ineffectiveness of cash flow hedges recognized in operations totaled $2 million ($7 million as at December 31, 2012 and $3 million as at December 31, 2011).

As at December 31, 2013, Hydro-Québec estimated at $6 million the amount of net losses presented in Accumulated other comprehensive income that would be reclassified to operations in the next 12 months (net gain of $191 million as at December 31, 2012 and of $192 million as at December 31, 2011).

In 2013, Hydro-Québec reclassified a net loss of $7 million from Accumulated other comprehensive income to operations (nil in 2012 and a net loss of $10 million in 2011) as a result of the discontinuance of cash flow hedges.

As at December 31, 2013, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was three years (four years as at December 31, 2012 and five years as at December 31, 2011).

Effect of fair value hedges

As at December 31, 2013, the net loss related to the ineffectiveness of fair value hedges recognized in operations totaled $5 million (net gain of $11 million as at December 31, 2012 and of $9 million as at December 31, 2011).

Effect of revaluation of derivative instruments not designated as hedges

As at December 31, 2013, the net gain recognized in operations as a result of the revaluation, at fair value, of derivative instruments to which hedge accounting was not applied totaled $122 million (net loss of $23 million as at December 31, 2012 and  net gain of $71 million as at December 31, 2011). These instruments are essentially related to risk management transactions.

Sensitivity analyses

The risks associated with variability in foreign exchange rates, interest rates, and aluminum and energy prices are the subject of integrated management aimed at limiting the impact of such risks on results. Most of the derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results, except for the ineffective portion of the hedges, which is insignificant. Derivative instruments which are not designated as hedges, but which nonetheless serve to hedge at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

As at December 31, 2013, had the exchange rate (C$/US$1) been 5% higher or lower, the net result would have been $14 million higher or lower, respectively ($12 million as at December 31, 2012), while Other comprehensive income would have been $125 million higher or lower, respectively ($166 million as at December 31, 2012). The analysis is based on financial assets and liabilities denominated in U.S. dollars, including a cash and cash equivalents amount of US$246 million (US$84 million as at December 31, 2012).

As at December 31, 2013, had interest rates been 50 basis points higher or lower, the net result would have been $3 million higher or $4 million lower, respectively ($3 million higher or lower as at December 31, 2012), while Other comprehensive income would have been $52 million higher or $56 million lower, respectively ($85 million higher or $88 million lower as at December 31, 2012). The analysis is based on cash equivalents, short-term investments, borrowings and floating-rate debt as well as on interest-rate-sensitive derivative instruments.

As at December 31, 2013, had the price of aluminum been 5% higher or lower, the impact on the net result would have been nil ($1 million higher or lower, respectively, as at December 31, 2012), and the impact on Other comprehensive income would also have been nil ($16 million higher or lower, respectively, as at December 31, 2012).

Note 16                                                     Financial Instruments (continued)

LIQUIDITY RISK

Liquidity risk is the risk that an entity will have difficulty meeting commitments related to its financial liabilities.

Hydro-Québec’s exposure to this risk is reduced by a large volume of cash flows from operating activities, a diversified portfolio of highly liquid or readily convertible instruments traded with high-quality counterparties, preauthorized sources of financing, the quality of Hydro-Québec’s signature on financial markets, diversified sources of financing and its management of the proportions of floating-rate debt and debt repayable in foreign currency.

Moreover, as at December 31, 2013, $41,085 million in long-term debt, perpetual debt and borrowings, net of the sinking fund, was guaranteed by the Québec government ($39,966 million as at December 31, 2012).

Maturities of financial liabilities are presented in the following table. The amounts reported are contractual undiscounted cash flows, representing payments of principal and interest for financial liabilities as at December 31, 2013.

Maturity	Borrowings[a]		Accounts payable and accrued liabilities		Dividend payable		Long-term debt		Derivative instruments[b]
2014	23		1,741		2,207		3,552		702
2015	—		41		—		4,785		265
2016	—		31		—		3,916		97
2017	—		31		—		3,381		77
2018	—		—		—		3,422		68
1 to 5 years	23		1,844		2,207		19,056		1,209
6 to 10 years	—		—		—		18,221		543
11 to 15 years	—		—		—		9,623	[c]	448
16 to 20 years	—		—		—		9,794		255
21 to 25 years	—		—		—		10,256		—
26 to 30 years	—		—		—		8,557		—
31 to 35 years	—		—		—		8,732		—
36 to 40 years	—		—		—		9,309		—
41 to 45 years	—		—		—		1,667		—
46 to 50 years	—		—		—		1,037		—
51 to 55 years	—		—		—		268		—
56 years and over	—		—		—		26,943		—
Total	23		1,844		2,207		123,463		2,455
Carrying amount	23	[d]	1,844	[d,e]	2,207	[d]	44,224	[f]	1,871

a)           As at December 31, 2013, the weighted average interest rate on interest-bearing borrowings was 1.13% (1.13% as at December 31, 2012).

b)       Agreements entered into with certain counterparties to limit the market value of these financial instruments could result in cash receipts or payments at dates different from the initially scheduled maturity.

c)            Certain debts carry sinking fund requirements. An amount of $594 million ($594 million as at December 31, 2012) was reported under Short-term investments for this purpose.

d)           Because of their short-term maturities, the carrying amount of these financial liabilities approximates their fair value.

e)            Of this amount, $1,741 million was recorded in Accounts payable and accrued liabilities, and $103 million in Other liabilities.

f)             Including current portion.

Contractual maturities of perpetual debt, whose terms and conditions are described in Note 15, Perpetual Debt, result in semiannual interest flows.

Note 16                                                     Financial Instruments (continued)

CREDIT RISK

Credit risk is the risk that one party to a financial asset will fail to meet its obligations.

Hydro-Québec is exposed to credit risk related to cash and cash equivalents, short-term investments and derivative instruments traded with financial institutions. It is also exposed to credit risk related to accounts receivable and other receivables, which arises primarily from its day-to-day electricity sales in and outside Québec. Credit risk is limited to the carrying amount presented under assets on the balance sheet, which approximates fair value.

Cash and cash equivalents, short-term investments and derivative instruments

In order to reduce its credit risk exposure, Hydro-Québec deals with Canadian and international issuers and financial institutions with high credit ratings. In addition, it applies policies to limit risk concentration as well as various monitoring programs and sets credit limits for each counterparty. Through prior agreements, it can also limit the market value of the main derivative instrument portfolios. Any variation in market value beyond the agreed-upon limit results in a cash receipt or payment. As at December 31, 2013, substantially all counterparties dealing with Hydro-Québec had a credit rating of A- or better, and none of them had defaulted on their obligations to Hydro-Québec.

Accounts receivable and other receivables

Exposure to credit risk from electricity sales is limited due to Hydro-Québec’s large and diverse customer base. Management believes that Hydro-Québec is not exposed to a significant credit risk, particularly because sales in Québec are billed at rates that allow for recovery of costs based on the terms and conditions set by the Régie. Moreover, Hydro-Québec holds as collateral customer deposits totaling $98 million ($92 million as at December 31, 2012), of which $24 million ($25 million as at December 31, 2012) is recognized in Accounts payable and accrued liabilities and $74 million ($67 million as at December 31, 2012) in Other liabilities.

The value of accounts receivable, by age and net of the related allowance for doubtful accounts, is presented in the table below:

	2013	2012
Accounts receivable
Under 30 days[a]	1,664	1,368
30 to 60 days	50	41
61 to 90 days	21	16
Over 90 days	138	137
	1,873	1,562
Other receivables[b]	304	349
Accounts receivable and other receivables[c]	2,177	1,911

a)           Including unbilled electricity deliveries, which totaled $1,309 million as at December 31, 2013 ($1,192 million as at December 31, 2012).

b)           Including a $67-million financial guarantee ($60 million in 2012) covering certain derivative instruments held at year end.

c)            Including US$180 million (US$148 million in 2012) translated at the exchange rate in effect at the balance sheet date.

In 2013, the allowance for doubtful accounts increased by $12 million ($4 million in 2012) to $328 million as at December 31 ($316 million as at December 31, 2012). The allowance is based on a specific percentage deemed appropriate for each account age group and customer standing.

Note 17                                                     Interests in Joint Ventures

The proportionate share of the joint venture items included in the consolidated financial statements is presented in the table below. These joint ventures consist of the interests managed by Hydro-Québec Production and the Groupe — Technologie.

	2013	2012	2011
Operations
Revenue	169	143	158
Expenditure and financial expenses	141	76	78
Net result	28	67	80
Balance Sheets
Current assets	35	27	24
Long-term assets	624	645	654
Current liabilities	43	14	11
Long-term liabilities	—	12	18
Net assets	616	646	649
Cash Flows
Operating activities	80	82	97
Investing activities	(7)	(7)	(4)
Financing activities	(65)	(68)	(60)
Net change in cash and cash equivalents	8	7	33

Note 18                                                     Equity

SHARE CAPITAL

The authorized share capital consists of 50,000,000 shares with a par value of $100 each, of which 43,741,090 shares were issued and paid up as at December 31, 2013 and 2012.

RETAINED EARNINGS

Under the Hydro-Québec Act, the dividends to be paid by Hydro-Québec are declared once a year by the Québec government, which also determines the terms and conditions of payment. For a given financial year, the dividend cannot exceed the distributable surplus, equal to 75% of the net result. This calculation is based on the consolidated financial statements. However, in respect of a given financial year, no dividend may be declared in an amount that would have the effect of reducing the capitalization rate to less than 25% at the end of the year. All or a portion of the distributable surplus that has not been subject to a dividend declaration may no longer be distributed to the shareholder as a dividend.

For 2013, the dividend is $2,207 million ($645 million for 2012 and $1,958 million for 2011).

ACCUMULATED OTHER COMPREHENSIVE INCOME

CASH FLOW HEDGES

	2013	2012	2011
Balance, beginning of year	(225)	(158)	227
Change for the year	(323)	(67)	(385)
Balance, end of year	(548)	(225)	(158)

Note 19                                                     Capital Management

Hydro-Québec manages its capital in such a way as to meet its shareholder’s expectations, safeguard its funds at all times and sustain its growth. It fosters a management environment allowing it to enhance the long-term value of its assets and equity, ensure its financial sustainability, preserve its financing capability and safeguard its funds and securities.

In addition to equity, capital includes long-term debt, less the sinking fund, plus perpetual debt, borrowings and derivative instruments.

Hydro-Québec uses its capitalization rate to monitor its capital structure. It aims to maintain capitalization at no less than 25%.

CAPITALIZATION

	2013	2012
Equity	19,394	18,982
Long-term debt, including current portion	44,224	43,249
Sinking fund[a]	(594)	(594)
Perpetual debt	253	275
Borrowings	23	19
Derivative instruments	329	158
Total	63,629	62,089
Capitalization rate (%)[b]	30.5	30.6

a)             The sinking fund is reported under Short-term investments.

b)             Equity divided by the sum of equity, long-term debt, current portion of long-term debt, perpetual debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

In 2013, Hydro-Québec’s capital management objectives were unchanged from 2012.

Note 20                                                     Supplementary Cash Flow Information

	2013	2012	2011
Change in non-cash working capital items
Accounts receivable and other receivables	(259)	(172)	105
Materials, fuel and supplies	(17)	25	78
Accounts payable and accrued liabilities	128	14	83
Accrued interest	17	(67)	(79)
	(131)	(200)	187
Investing activities not affecting cash
Increase in property, plant and equipment and intangible assets	110	616	239
Interest paid	2,041	1,968	2,180

Note 21                                                     Employee Future Benefits

Hydro-Québec’s pension plan (the Pension Plan) is a fully funded contributory plan that ensures pension benefits based on the number of years of service and an average of the best five years of earnings. These benefits are indexed annually based on a rate which is the greater of the inflation rate, up to a maximum of 2%, and the inflation rate less 3%.

Hydro-Québec also offers other post-retirement benefits as well as post-employment benefits. Post-retirement benefits are provided by group life, medical and hospitalization insurance plans, which are contributory plans with contributions adjusted annually. Post-employment benefits are under non-contributory salary insurance plans, which pay short- and long-term disability benefits. Most of these plans are not funded, with the exception of the long-term disability salary insurance plan, which is fully funded, and the supplementary group life insurance plan, which is partially funded.

All Hydro-Québec’s plans are defined benefit plans. The accrued benefit obligations of these plans, valued by independent actuaries, and their assets, at fair value, are valued as at December 31 of each year. The most recent actuarial valuation of the Pension Plan for funding purposes was as at December 31, 2012, at which date the plan was funded at 104.6%. The next valuation must be as at December 31, 2013.

CHANGES IN ACCRUED BENEFIT OBLIGATIONS AND IN PLAN ASSETS AT FAIR VALUE

	Pension Plan		Other plans
	2013	2012	2013	2012
Accrued benefit obligations
Balance, beginning of year	19,173	16,903	1,197	1,061
Current service cost	379	323	48	43
Employee contributions	131	134	—	—
Benefit payments and refunds	(819)	(756)	(59)	(55)
Interest on obligations	829	839	52	52
Actuarial (gain) loss	(1,091)	1,730	(64)	96
Plan amendments	26	—	(49)	—
Balance, end of year	18,628	19,173	1,125	1,197
Plan assets at fair value
Balance, beginning of year	16,414	14,897	68	68
Actual return on plan assets	2,197	1,489	2	2
Employee contributions	131	134	—	—
Contributions by Hydro-Québec	809	650	14	10
Benefit payments and refunds	(819)	(756)	(12)	(12)
Balance, end of year	18,732	16,414	72	68
Surplus (deficit), end of year	104	(2,759)	(1,053)	(1,129)
Unamortized past service cost (credit)	125	137	(49)	—
Unamortized net actuarial loss	3,657	6,155	193	269
Unamortized transitional (asset) obligation	—	(153)	—	13
Accrued benefit assets (liabilities)	3,886	3,380	(909)	(847)

Note 21                                                     Employee Future Benefits (continued)

ADDITIONAL DISCLOSURES WITH RESPECT TO PLAN ASSETS

As at December 31, plan assets, at fair value, consisted of:

	Pension Plan		Other plans
%	2013	2012	2013	2012
Bonds	41	49	93	96
Equities	44	39	—	—
Real estate investments	12	11	—	—
Other	3	1	7	4
	100	100	100	100

Assets of the plans include the following securities issued by Hydro-Québec and by the Québec government and some of its agencies:

	Pension Plan		Other plans
	2013	2012	2013	2012
Bonds	1,136	1,189	68	65

Administrative and management expenses billed to the Pension Plan by Hydro-Québec amounted to $14 million in 2013 and in 2012.

CASH PAYMENTS

Cash payments made by Hydro-Québec for employee benefit plans consist of contributions made to the funded plans and the benefits paid to employees and pensioners under unfunded plans. The cash payment details are as follows:

	2013	2012	2011
Contributions by Hydro-Québec
Pension Plan	809	650	649
Other funded plans	14	10	5
Benefit payments
Unfunded plans	46	44	43
	869	704	697

In accordance with the actuarial valuation for funding purposes, Hydro-Québec made current contributions of $261 million in 2013 ($256 million in 2012), including additional contributions of $73 million ($83 million in 2012), to cover the current service cost, and a special contribution of $548 million ($394 million in 2012) to cover part of the unfunded actuarial liability. The special contributions paid in 2013 and 2012 take into account certain temporary relief measures introduced by the Act to amend the Supplemental Pension Plans Act and other legislative provisions in order to reduce the effects of the financial crisis on plans covered by the Act and, in particular, the extension of the period to cover the unfunded actuarial liability.

Note 21                                                     Employee Future Benefits (continued)

ELEMENTS OF ACCRUED BENEFIT COST RECOGNIZED FOR THE YEAR

	Pension Plan			Other plans
	2013	2012	2011	2013	2012	2011
Current service cost[a]	379	323	281	48	43	44
Interest on obligations	829	839	823	52	52	53
Actual return on plan assets	(2,197)	(1,489)	(562)	(2)	(2)	(2)
Actuarial (gain) loss	(1,091)	1,730	1,355	(64)	96	34
Plan amendments	26	—	—	(49)	—	—
(Credit) cost before adjustments required to recognize the long-term nature of employee future benefits	(2,054)	1,403	1,897	(15)	189	129
Difference between actual and expected return on assets	1,071	406	(403)	—	—	(1)
Difference between actuarial (gain) loss on accrued benefit obligations and actuarial loss recognized	1,427	(1,548)	(1,269)	76	(90)	(28)
Difference between plan amendments and amortization of past service cost	12	48	50	49	—	—
Amortization of transitional (asset) obligation	(153)	(152)	(152)	13	12	13
	2,357	(1,246)	(1,774)	138	(78)	(16)
Cost recognized for the year	303	157	123	123	111	113

a)             For the long-term disability salary insurance plan, the current service cost corresponds to the cost of new disability cases for the year.

SIGNIFICANT ACTUARIAL ASSUMPTIONS

The following actuarial assumptions, used to determine the accrued benefit obligations and cost recognized for the plans, result from a weighted average:

	Pension Plan			Other plans
%	2013	2012	2011	2013	2012	2011
Accrued benefit obligations
Rate at end of year
Discount rate	4.77	4.36	5.01	4.77	4.36	5.01
Salary escalation rate[a]	2.51	2.25	2.61	—	—	—
Accrued benefit cost recognized
Rate at end of prior year
Discount rate	4.36	5.01	5.54	4.36	5.01	5.54
Expected long-term rate of return on plan assets	6.75	6.75	6.75	3.91	4.03	4.45
Salary escalation rate[a]	2.25	2.61	2.60	—	—	—

a)             This rate takes salary increases into account as well as promotion opportunities while in service.

As at December 31, 2013, health care costs were based on an annual growth rate of 5.60% for 2014. According to the assumption used, this rate will then decrease to a final rate of 4.90% in 2030. A change of 1% in this annual growth rate would have had the following impact for 2013:

	1% increase	1% decrease
Impact on current service cost and interest cost on accrued benefit obligations for the year	10	(7)
Impact on accrued benefit obligations at end of year	72	(48)

Note 22                                                     Commitments and Contingencies

ELECTRICITY PURCHASE TRANSACTIONS

On May 12, 1969, Hydro-Québec signed a contract with Churchill Falls (Labrador) Corporation Limited [CF(L)Co] whereby Hydro-Québec undertook to purchase substantially all the output from Churchill Falls generating station, which has a rated capacity of 5,428 MW. Expiring in 2016, this contract will be automatically renewed for a further 25 years under agreed-upon terms and conditions. On June 18, 1999, Hydro-Québec and CF(L)Co entered into a contract to guarantee the availability of 682 MW of additional power until 2041 for the November 1 to March 31 winter period.

As at December 31, 2013, Hydro-Québec was committed under 129 contracts, with terms extending through 2052, to purchase electricity from other power producers. These contracts represent an installed capacity of about 5,494 MW, and over half of them include renewal clauses. Hydro-Québec has also undertaken to purchase power transmission rights.

Hydro-Québec expects to make the following payments on all its electricity purchase contracts over the coming years:

2014	1,421
2015	1,606
2016	1,738
2017	1,754
2018	1,778
2019 and thereafter	30,522

GUARANTEES

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at December 31, 2013, the amortized cost of the long-term debts concerned was $5,604 million.

INVESTMENTS

Hydro-Québec anticipates investing approximately $4 billion in property, plant and equipment and intangible assets in 2014.

In addition, Hydro-Québec has entered into various agreements with the local communities concerned by certain capital projects. The amounts related to some of these agreements are not recorded under Long-term debt because, as at December 31, 2013, the agreements concerned did not meet all the applicable criteria for the recognition of a liability. These agreements provide for annual payments as of 2021, for a maximum term of 51 years and a total amount of $618 million.

LITIGATION

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any adverse effect of such contingent liabilities on Hydro-Québec’s consolidated operating result or financial position.

Among other ongoing actions, some local communities have instituted proceedings against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. Thus, the Innus of Uashat mak Mani-Utenam are claiming $1.5 billion. In June 2009, they served notice that they had filed for an injunction to suspend work at the Romaine complex jobsite, and in May 2010, an application was added for an interlocutory injunction to suspend work on the related tie lines. As well, in November 2006, the Innus of Pessamit reactivated a case instituted in 1998 aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities belonging to the Manic-Outardes complex are located. The Innus of Pessamit are claiming $500 million. The judicial proceedings are progressing, and Hydro-Québec is challenging the legitimacy of all these claims.

Note 23                                                     Segmented Information

Hydro-Québec carries on its activities in the four reportable business segments defined below. The non-reportable business segments and other activities are grouped together under Corporate and Other Activities for reporting purposes.

Generation: Hydro-Québec Production operates and develops Hydro-Québec’s generating facilities. The division provides Hydro-Québec Distribution with a base volume of up to 165 TWh of heritage pool electricity annually. In addition, it can participate in Hydro-Québec Distribution’s calls for tenders in a context of free market competition, and also sells electricity on external markets as well as engaging in arbitraging transactions.

Transmission: Hydro-Québec TransÉnergie operates and develops Hydro-Québec’s power transmission system. It markets system capacity and manages power flows throughout Québec.

Distribution: Hydro-Québec Distribution operates and develops Hydro-Québec’s distribution system and is responsible for sales and services to Québec customers. It also promotes energy efficiency and ensures the security of the supply of electricity to the Québec market.

Construction: Hydro-Québec Équipement et services partagés and Société d’énergie de la Baie James (SEBJ) design, build and refurbish generating and transmission facilities. Hydro-Québec Équipement et services partagés is responsible for projects throughout Québec, except in the territory governed by the James Bay and Northern Québec Agreement (JBNQA). SEBJ builds generating facilities in the territory governed by the JBNQA (north of the 49th parallel) and may also carry out certain projects elsewhere in Québec or outside the province.

Corporate and Other Activities: The corporate units support the divisions in the achievement of their business objectives. They include the Groupe — Technologie, Groupe — Affaires corporatives et secrétariat général, Vice-présidence — Comptabilité et contrôle, Vice-présidence — Financement, trésorerie et caisse de retraite and Vice-présidence — Ressources humaines, as well as the Direction principale — Centre de services partagés, which reports to Hydro-Québec Équipement et services partagés. The Centre de services partagés brings together internal company-wide shared services, including procurement of goods and services, real estate management, document management and materials management, as well as management of food, accommodation and air and ground transportation services.

The amounts presented for each segment are based on the financial information used to prepare the consolidated financial statements. The accounting policies used to calculate these amounts are as described in Note 1, Significant Accounting Policies, and Note 2, Effects of Rate Regulation on the Consolidated Financial Statements.

Intersegment transactions related to electricity sales are recorded based on the supply and transmission rates provided for by the Act respecting the Régie de l’énergie. The Act sets a supply rate for an annual base volume of up to 165 TWh of heritage pool electricity for the Québec market.

Other intersegment products and services are measured at full cost, which includes all costs directly associated with product or service delivery.

Most of Hydro-Québec’s revenue is from Québec, and substantially all its property, plant and equipment are related to its Québec operations. In 2013, revenue from outside Québec amounted to $1,658 million, with $1,365 million originating from the United States ($1,458 million and $1,038 million, respectively, in 2012 and $1,536 million and $1,172 million, respectively, in 2011).

Note 23                                                     Segmented Information (continued)

The following tables contain information related to operations, assets and investing activities by segment:

	2013
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	1,674	45	11,163	—	(1)	—	12,881
Intersegment customers	4,924	3,005	84	2,574	1,503	(12,090)	—
Depreciation and amortization	765	906	719	3	99	—	2,492
Financial expenses	1,170	787	453	—	27	(4)	2,433
Result from continuing operations	1,926	513	410	—	89	—	2,938
Result from discontinued operations	4	—	—	—	—	—	4
Net result	1,930	513	410	—	89	—	2,942
Total assets	32,087	20,267	13,958	459	6,519	(180)	73,110
Investing activities
Increase in property, plant and equipment and intangible assets
Affecting cash	1,381	1,915	882	5	152	—	4,335
Not affecting cash	20	82	8	—	—	—	110

	2012
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	1,316	110	10,662	—	40	8 [a]	12,136
Intersegment customers	4,725	2,995	77	2,295	1,420	(11,512)	—
Depreciation and amortization	731	917	679	4	84	—	2,415
Financial expenses	1,177	796	444	—	29	(5)	2,441
Result from continuing operations	1,541	581	503	—	111	—	2,736
Result from discontinued operations	(1,867)	(9)	—	—	—	—	(1,876)
Net result	(326)	572	503	—	111	—	860
Total assets	31,066	19,144	13,434	421	6,648	(205)	70,508
Investing activities
Increase in property, plant and equipment and intangible assets
Affecting cash	1,511	1,423	874	4	120	—	3,932
Not affecting cash	587	20	9	—	—	—	616

a)             Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

Note 23                                                     Segmented Information (continued)

	2011
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	1,409	98	10,681	—	59	3 [a]	12,250
Intersegment customers	4,940	2,991	75	2,122	1,408	(11,536)	—
Depreciation and amortization	806	969	751	4	76	(3)	2,603
Financial expenses	1,132	859	511	—	30	(4)	2,528
Result from continuing operations	1,765	429	374	—	115	3	2,686
Result from discontinued operations	(75)	—	—	—	—	—	(75)
Net result	1,690	429	374	—	115	3	2,611
Total assets	31,661	18,509	12,983	398	6,317	(274)	69,594
Investing activities
Increase in property, plant and equipment and intangible assets
Affecting cash	1,467	1,292	950	5	100	—	3,814
Not affecting cash	208	21	10	—	—	—	239

a)             Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

Note 24                                                     Comparative Information

Some of the prior year’s data have been reclassified to conform to the presentation adopted in the current year.